EXTRACTION OIL & GAS, INC.
370 17th Street, Suite 5300
Denver, CO 80202
April 3, 2019
VIA EDGAR
Mr. Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Extraction Oil & Gas, Inc.
Registration Statement on Form S-3
File No. 333-229767
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Extraction Oil & Gas, Inc. (the “Registrant”) hereby requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of its Registration Statement on Form S-3 (File No. 333- 229767) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on April 5, 2019, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

1.should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

EXTRACTION OIL & GAS, INC.

By:	/s/ Eric J. Christ
Name:	Eric J. Christ
Title:	Vice President, General Counsel and Secretary

cc: Julian Seiguer, Kirkland & Ellis LLP

[Signature Page to Request for Acceleration]